UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2023
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

This report contains Sands China Ltd.’s (the “Company”) announcement, dated March 17, 2023, in relation to the proposed amendments to the memorandum and articles of association of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated March 17, 2023, entitled “Proposed Amendments to the Memorandum and Articles of Association”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 17, 2023	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary